Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months
	Ended
	June 30,	Twelve Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations	$(82,441)	$223,613	$298,744	$316,265	$227,288	$242,887
Income taxes	(58,574)	71,918	150,910	155,855	129,533	133,771
Fixed charges	126,581	241,724	235,705	225,119	214,430	214,803

Total earnings	$(14,434)	$537,255	$685,359	$697,239	$571,251	$591,461

Fixed Charges:
Interest expense	$114,757	$216,038	$208,521	$196,826	$185,087	$183,527
Estimated interest portion of annual rents	11,824	25,686	27,184	28,293	29,343	31,276

Total fixed charges	$126,581	$241,724	$235,705	$225,119	$214,430	$214,803

Ratio of Earnings to Fixed Charges (rounded down)	(0.11)	2.22	2.90	3.09	2.66	2.75